Exhibit 99.1

ASX and Media Release

6 April 2021

Opthea Company Secretary Resignation

Melbourne, Australia; 6 April 2021 – Opthea Limited (ASX:OPT; Nasdaq:OPT) advises that Mr Michael Tonroe has resigned as Company Secretary and Chief Financial Officer (CFO) of the Company, with effect 24 June 2021. Opthea has initiated a search for a permanent replacement with requisite expertise in financial reporting and company secretarial duties for a dual ASX and Nasdaq listed company.

Mr Tonroe leaves Opthea at a time of corporate growth and emerging presence in the US to align with the recent listing on the Nasdaq and initiation of the Company’s global Phase 3 clinical development program for OPT-302 in wet age-related macular degeneration (wet AMD).

Dr Megan Baldwin, CEO and Managing Director of Opthea, commented “Mr Tonroe joined Opthea in 2014 and since that time has become an integral and valued member of the team, navigating our transition to an ophthalmology focused company, through successful clinical trials, financings and more recently, our US listing on the Nasdaq. As a consistent and supportive colleague, Mike has been a pleasure to work with. On behalf of the Board, we extend our appreciation to Mr Tonroe for his contributions to the Company during his tenure and sincerely wish him well for his future career opportunities.”

Mr Tonroe will remain Company Secretary and CFO until the effective date of his resignation and assist in the transition of duties to an interim or permanent replacement in June 2021.

Authorised for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

Megan Baldwin, PhD CEO & Managing Director Opthea Limited Tel: +61 (0) 447 788 674 megan.baldwin@opthea.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com U.S.A. & International: Jason Wong Blueprint Life Science Group Tel: +1 415 375 3340, Ext 4 Jwong@bplifescience.com

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing a novel therapy to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at risk statement, including, but not limited to, the continuation of patient recruitment for Opthea’s pivotal Phase 3 clinical trials of OPT-302 in wet AMD. Such statements are based on Opthea’s current plans, objectives, estimates, expectations and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus filed with the SEC on October 19, 2020. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567